UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-168516

333-168790

MAGNACHIP SEMICONDUCTOR S.A.

(Exact name of registrant as specified in its charter)

74, rue de Merl, L-2146

Luxembourg, Grand Duchy of Luxembourg

(352) 45-62-62

See attached Schedule A—Table of Additional Registrants for information regarding additional Registrants

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

10.500% Senior Notes due 2018 and Guarantees of 10.500% Senior Notes due 2018 (See Note 1 below)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

As of the certification or notice date, the number of holders of record is zero.

Note 1: On April 9, 2010, subsidiaries of MagnaChip Semiconductor Corporation (“MagnaChip”), MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company (the “Borrowers”), sold (and MagnaChip and certain of its subsidiaries guaranteed) $250 million in aggregate principal amount of 10.500% Senior Notes due 2018 (the “Original Notes”). The Borrowers exchanged $215 million in aggregate principal amount of the Original Notes for identical notes (the “New Notes”) registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-4 and registered for resale the remaining $35 million in aggregate principal amount of Original Notes (the “Remaining Original Notes”) on a Registration Statement on Form S-1, each of which was declared effective by the Securities Exchange Commission (the “Commission”) on October 15, 2010. Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the registrants executing this Form 15 below (the “Registrants”) to file reports under Section 13 of the Exchange Act was suspended commencing with the fiscal year beginning January 1, 2011, because the New Notes and Remaining Original Notes were held of record by less than 300 persons as of that date. The duty to file such reports continued to be suspended on the first day of the fiscal years beginning January 1, 2012 and January 1, 2013 for the same reason. The Registrants are filing this Form 15 to provide notice of the statutory suspension of their filing obligation. (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the first fiscal year as set forth in Rule 15d-6 or otherwise.)

Pursuant to the requirements of the Securities Exchange Act of 1934, MagnaChip Semiconductor S.A. and each of the additional registrants listed on Schedule A attached hereto has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MAGNACHIP SEMICONDUCTOR S.A.

DATE:	August 20, 2013	By:	/s/ John McFarland
Name: John McFarland Title: Director

MAGNACHIP SEMICONDUCTOR FINANCE COMPANY

DATE:	August 20, 2013	By:	/s/ Margaret Sakai
Name: Margaret Sakai Title: Chief Financial Officer

MAGNACHIP SEMICONDUCTOR B.V.

DATE:	August 20, 2013	By:	/s/ Margaret Sakai
Name: Margaret Sakai Title: Chief Financial Officer, Authorized Representative

MAGNACHIP SEMICONDUCTOR, INC. (USA)

DATE:	August 20, 2013	By:	/s/ Margaret Sakai
Name: Margaret Sakai Title: Chief Financial Officer

MAGNACHIP SEMICONDUCTOR SA HOLDINGS LLC

DATE:	August 20, 2013	By:	/s/ Margaret Sakai
Name: Margaret Sakai Title: Chief Financial Officer

MAGNACHIP SEMICONDUCTOR LIMITED (United Kingdom)

DATE:	August 20, 2013	By:	/s/ John McFarland
Name: John McFarland Title: Company Secretary

MAGNACHIP SEMICONDUCTOR LIMITED (Taiwan)

DATE:	August 20, 2013	By:	/s/ Margaret Sakai
Name: Margaret Sakai Title: Director

MAGNACHIP SEMICONDUCTOR LIMITED (Hong Kong)

DATE:	August 20, 2013	By:	/s/ Margaret Sakai
Name: Margaret Sakai Title: Director

MAGNACHIP SEMICONDUCTOR INC. (Japan)

DATE:	August 20, 2013	By:	/s/ Margaret Sakai
Name: Margaret Sakai Title: Director

MAGNACHIP SEMICONDUCTOR HOLDING COMPANY LIMITED

DATE:	August 20, 2013	By:	/s/ Margaret Sakai
Name: Margaret Sakai Title: Chief Financial Officer

SCHEDULE A

Table of Additional Registrants

Exact Name of Additional Registrants (1)	Jurisdiction of Incorporation	Commission File Number
MagnaChip Semiconductor Finance Company	Delaware	333-168516-10 333-168790-10
MagnaChip Semiconductor B.V.	The Netherlands	333-168516-08 333-168790-08
MagnaChip Semiconductor, Inc.	California	333-168516-07 333-168790-07
MagnaChip Semiconductor SA Holdings LLC	Delaware	333-168516-06 333-168790-06
MagnaChip Semiconductor Limited	United Kingdom	333-168516-05 333-168790-05
MagnaChip Semiconductor Limited	Taiwan	333-168516-04 333-168790-04
MagnaChip Semiconductor Limited	Hong Kong	333-168516-03 333-168790-03
MagnaChip Semiconductor Inc.	Japan	333-168516-02 333-168790-02
MagnaChip Semiconductor Holding Company Limited	British Virgin Islands	333-168516-01 333-168790-01

(1)	The principal executive office address of each Additional Registrant is c/o MagnaChip Semiconductor S.A., 74, rue de Merl, L-2146, Luxembourg, Grand Duchy of Luxembourg, and the telephone number is (352) 45-62-62.